January 19, 2006

Ms. Angela Connell
Senior Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E. Mail Stop 4561
Washington, D.C. 20549
RE:	HSBC Finance Corporation Form 10-K for Fiscal Year Ended December 31, 2004 Filed February 28, 2005 File No. 001-8198

Dear Ms. Connell:

This letter is the response of HSBC Finance Corporation (the "Company" or "HSBC Finance") to the Comment letter issued by your office dated January 9, 2006. We have printed your comments below in bold type, followed by HSBC Finance Corporation's response.

Financial Statements

Consolidated Balance Sheet, page 109
1.

We note your response to comment 1 of our letter dated September 29, 2005. Please note that the guidance in SFAS 144 does not apply to financial instruments, which include receivables based on the definition set forth in paragraph 3 of SFAS 107. Paragraph 8(a) of SOP 01-6 states that receivables may be classified as held for investment only if management has the intent and ability to hold receivables for the foreseeable future, or until maturity or payoff. Please advise us as follows:

    Clearly explain how you determine whether your receivables meet the requirements of paragraph 8(a) to be classified as held for investment upon origination.
    Reconcile your history of securitizing receivables with the condition in paragraph 8(a) that at the time of origination you have the intent and ability to hold the receivables for the foreseeable future, or until maturity or payoff.
    Explain what time period you consider to be the "foreseeable future" when making this determination.

Response: The Company agrees that in order for receivables to be classified as held for investment at the time of origination, management must have the intent and ability to hold such receivables for the foreseeable future or until maturity or payoff as discussed in paragraph 8(a) of SOP 01-6. However, in order to evaluate whether management has the intent at the time of origination to hold receivables for the foreseeable future, there must be criteria against which intent is evaluated. As SOP 01-6 does not provide specific guidance on how to evaluate intent, and acknowledging that the guidance in SFAS 144 does not apply to financial instruments including receivables, we nevertheless consider the held for sale definition contained in paragraph 30 of SFAS 144 solely to provide a reasonable basis for evaluating the intent at the time of origination to hold receivables for the foreseeable future or until maturity or payoff. The Company considers the foreseeable future to be the timeframe from origination until an unknown point in time at which management identifies the receivable(s) to be securitized and sold to investors and enters into a commitment to sell the identified receivable(s) as a result of an analysis of the Company's funding needs and sources. Therefore, unless a commitment to sell the receivable(s) is present at the time of origination, we classify the receivable as held for investment upon origination. If a specific pool of assets is identified for sale subsequent to origination and a decision has been made to sell them, either in a securitization structured as a sale or in a transaction directly with a third party, the Company applies the guidance contained in paragraphs 8(b) and 8(c) of SOP 01-6.

The Company's history of securitizing receivables should not by itself lead one to conclude that the requirements for classification as held for investment contained in paragraph 8(a) of SOP 01-6 have not been met. The Company has historically utilized securitizations structured as sales as one of a number of sources to fund its operations. Levels of initial securitizations have fluctuated over the years. The Company is not reliant solely on this type of funding source and has access to diverse markets and investor bases. The Company does not record and carry receivables on its balance sheet that upon origination are subject to any sort of commitment to sell them to third parties, nor has the Company identified a product or a specific subset of a product that will always be funded via a securitization structured as a sale. As a result, the Company generally does not originate loans with the specific intent to securitize or sell them, except for those receivables that are originated and sold to replenish pre-existing securitizations. As noted in our October 18, 2005 response, these receivables are not recorded on our balance sheet. Any subsequent decision to securitize specific receivables at any point in time is only determined as part of an on-going evaluation of the funding needs of the Company. This evaluation considers the availability and pricing of all sources of funding, including the overall mix of current funding. Because the Company's funding needs are directly dependent upon consumer demand for loans, which, among other factors, is driven by economic conditions including interest rates, seasonality, competition and consumer sentiment, the analysis is continuous, regularly resulting in revised funding plans. As a result, there is no set time period when securitizations occur.

In terms of evaluating the ability to hold receivables at the time of origination, the volume of initial securitizations structured as sales has fluctuated over the past several years based on market conditions including the availability of other sources of funding and demand for certain types of debt securities. In 2003, we received new funding of approximately $32 billion, of which 21 percent was funded from initial securitizations structured as sales. In 2004, we received new funding of approximately $40 billion, of which 2 percent was funded from initial securitizations structured as sales. Furthermore, we have the ability to, and in fact now structure, all new collateralized funding transactions as secured financings. We began structuring all real estate secured collateralized funding transactions in this manner in 1999 and we announced our intent to structure all new collateralized funding transactions as secured financings for all other products beginning in the third quarter of 2004. As such, the Company has demonstrated the ability to hold newly originated receivables for the foreseeable future, if it chooses to do so.

Based on the discussion above, we believe the criteria of intent and ability for classifying our receivables as held for investment have been met for the periods presented.

Consolidated Statement of Cash Flows, page 112
2.

We note your response to comment 2 of our letter dated September 29, 2005. To the extent you determine that any of your receivables should be classified as held for sale, please revise to present your cash flows from the sale or securitization of such receivables as operating cash flows.

Response: As we have determined that our loans are appropriately classified as held for investment for the periods presented, we will maintain the presentation of our cash flows from the sale or securitization of such receivables as investing cash flows. In the event we identify future loan originations or acquisitions as being held for sale, we will present such cash flows received upon sale as operating cash flows.

In connection with the responses provided above, HSBC Finance hereby acknowledges that:

  HSBC Finance is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referred to above; and
  HSBC Finance may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this letter, our responses or the referenced filings, please call Patrick D. Schwartz, Vice President - Deputy General Counsel-Corporate of HSBC Finance Corporation (847) 564-6301 or Beverley A. Sibblies, Senior Vice President and Chief Financial Officer of HSBC Finance Corporation (847) 597-5034. Please send any future facsimile transmissions to (847) 205-7452.

Sincerely,

/s/ Beverley A. Sibblies

Beverley A. Sibblies
Senior Vice President and Chief Financial Officer
HSBC Finance Corporation